Exhibit 1

Cemex updates its brand as part of an ongoing evolution

Monterrey, Mexico. March 15, 2023 – Cemex unveiled today an updated brand in line with its ongoing evolution to help the world reach the next frontier of sustainable living, by becoming a more agile, innovative, and approachable company.

Cemex’s logo, changing for the first time in over 30 years, presents a fresher, closer, and more dynamic visual identity while maintaining key elements of the company’s legacy and storied 117-year trajectory. It reflects several transformative changes that the company has undergone in recent years to be at the forefront of the building materials industry, aiming to spearhead the industry’s transition towards innovation, digitalization, and, above all, sustainability.

“I am excited to present the renewed image of our company,” said Fernando A. González, CEO of Cemex. “But what excites me most is what is behind the change: a renewed commitment to helping our customers push the boundaries of sustainable construction through innovative solutions.”

Cemex’s ongoing evolution has been evident in several major strategic initiatives the company has launched in the past few years. With Cemex Go, the company kickstarted the digital era of construction, bringing to market the first-ever end-to-end digital solution for the building materials industry. By incorporating Urbanization Solutions as a core business, Cemex strengthened its focus on supporting the construction of resilient and sustainable cities where people can live better lives. Within this approach is Regenera, a Cemex company launched this year that focuses on being a leading partner in circularity solutions, particularly waste management.

Most recently, through the launch of Future in Action, its sustainable excellence program, Cemex committed to leading the way in decarbonizing the building materials industry with the most ambitious 2030 targets available to the industry and to becoming a net-zero CO2 company by 2050. The Science-Based Targets initiative has validated both of these goals. As part of Future in Action, Cemex created Vertua, a sustainable product portfolio that leverages cutting-edge technology and innovation. Cemex’s updated visual identity signifies its clear and decisive company transformation.

To know more, please visit the new Cemex website: https://www.cemex.com/

About Cemex

Cemex (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies.

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollack

+1 (212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, which if materialized could ultimately lead to the rebranding described in this release not producing the expected benefits and/or results. These factors may be revised or supplemented, but CEMEX is not under and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events, or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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